EXHIBIT 1.01
Franklin Electric Co., Inc.
Conflict Mineral Report
For the Calendar Year Ended December 31, 2015

This report for the year ended December 31, 2015 has been prepared pursuant to Rule 13p-1 and the Specialized Disclosure Report on Form SD ("Form SD") under the Securities Exchange Act of 1934.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Franklin Electric Co., Inc. (“Franklin Electric”) is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no such conclusion in this report.

Because Franklin Electric has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of this report has not been conducted.

I.	Company Overview

Franklin Electric is a global leader in the production and marketing of systems and components for the movement of water and automotive fuels. Recognized as a technical leader in its specialties, Franklin Electric serves customers around the world in residential, commercial, agricultural, industrial, municipal, and fueling applications. Franklin Electric has over 5,000 employees, and sells more than 40,000 products into markets globally.

II.	Conflict Mineral Compliance Program

Franklin Electric’s Conflict Minerals Compliance Program was adopted in 2014 with the purpose of communicating requirements to suppliers, signaling compliance to customers, and implementing the Organization for Economic Development Guidance for Responsible Supply Chains of Minerals from Conflict-Afflicted and High Risk Areas.

III.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Upon review of its products and it production processes, Franklin Electric determined that conflict minerals were used and did meet the standard of necessary to the functionality, as defined in the rules.

In order to conduct a reasonable country of origin inquiry, (“COI”), Franklin Electric surveyed each of its In-Scope suppliers, using the Electronics Industry Citizenship Coalition’s Global eSustainability Initiative Conflict Minerals Reporting survey (“GeSI”). For purposes of the Conflict Mineral Compliance Program, a supplier is In-Scope unless it supplies Franklin Electric with packaging, plastic, chemicals, or the like.

IV.	Results

Franklin Electric distributed over 1,400 GeSI to its In-Scope global supply base. Including the responses received during the 2014 survey period, Franklin Electric has received acceptable responses (meaning the supplier conclusively stated that any conflict minerals supplied were not sourced from the covered countries) from over eighty percent of those suppliers. The remaining suppliers either failed to respond or are still conducting their own diligence. No suppliers stated conclusively that they sourced conflict minerals from the covered countries.

Based on its COI, Franklin Electric has no reason to believe that the conflict minerals used in its product may have originated in the covered countries.

V.	Process Improvement Efforts

During the calendar year 2016, Franklin Electric will continue to mitigate future risks of using conflict minerals from the covered countries by surveying suppliers and attempting to purchase from suppliers who are able to state they are DRC Conflict Free.